September 30, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
Issuer CIK: 0001976517
Issuer File Number: 333-273052/811-23887
Form Type: 8-A12B
Filing Date: September 30, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Roundhill S&P 500® 10,000 Target 2030 ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Lead Analyst, Listing Qualifications